403(b), 401 AND HR 10 PLANS
MAP II (HR 10)
VOYA PENSION IRA ('92, '94, '04 CONTRACTS)
VOYA PENSION IRA ('84 CONTRACTS)

issued by
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

**Supplement Dated September 18, 2020, to the Contract Prospectus
Dated May 1, 2020**

This supplement updates and amends certain information contained in your variable annuity contract prospectus, as applicable, as well as any subsequent supplements thereto. Please read it carefully and keep it with your contract prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus, as applicable.

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IMPORTANT INFORMATION ABOUT THE
GUARANTEED ACCUMULATION ACCOUNT

The '33-Act Number for the Guaranteed Accumulation Account (the "GAA") has changed to 333-239315. All references to the GAA '33-Act Number appearing in your contract prospectus is hereby deleted and replaced with 333-239315.